GAIN Capital Holdings, Inc.
550 Hills Drive
Bedminster, New Jersey 07921
October 29, 2009
VIA EDGAR AND FAX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 3010
Attention: Sonia Gupta Barros, Special Counsel

Re:	GAIN Capital Holdings, Inc.
Registration Statement on Form S-1
Filed August 31, 2009
File No. 333-161632
Dear Ms. Barros:
     This letter is submitted on behalf of GAIN Capital Holdings, Inc. (“GAIN” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated September 28, 2009 (the “Comment Letter”). Submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).
     For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.
General
1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.
     Response: The Company will supplementally provide the Staff with copies of the proposed logos, graphics, photographs and artwork to be included in the Company’s

Securities and Exchange Commission
October 29, 2009

prospectuses prior to any distribution thereof to investors. The Company anticipates that supplemental materials will be provided to the Staff with or prior to the filing of Amendment No. 2 to the Registration Statement.
2.	Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Please mark the relevant portions of the supporting materials to clearly indicate the information that supports your disclosure.

Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.
     Response: The Company will supplementally provided the Staff with highlighted copies of the following studies, reports and surveys, each of which is cited in the Registration Statement:
•	“Triennial Central Bank Survey 2002; Foreign Exchange and Derivatives Market Activity in 2001,” Bank of International Settlements.

•	“The Next Challenge in FX: Creating a New Post-Trade Paradigm in an Electronic Reality,” the Aite Group, January 2009.

•	“GAIN July 2007 Customer Survey,” GAIN Capital Holdings, Inc.
     The Company confirms that the Bank of International Settlements report is publicly available, was not prepared for the Company’s benefit and the Company did not compensate the Bank of International Settlements for the report.
     With respect to the Aite Group report, the Company confirms that the report was not prepared for the benefit of the Company. However, the Aite Group report is not publicly available and was received by the Company after payment of a one-time $4,000 fee. The Company will file as an exhibit to Amendment No. 1 a consent from the Aite Group authorizing the Company’s use of the report.
     The GAIN July 2007 Customer Survey was a survey of the Company’s customers that was prepared by the Company for its internal analysis. The GAIN July 2007 Customer Survey is not publicly available.
3.	Throughout your registration statement you utilize industry jargon. For example only, please provide a better explanation for “milliseconds,” “proprietary directional market positions,” “practice trading accounts,” “aggregate price feeds,” “colocation facilities,” “EMEA,” “compression of the dealable spread,” “global OTC,” “highly scalable,” “one click trading,” “scale dynamically” and “scale horizontally.” If you

Securities and Exchange Commission
October 29, 2009

must include jargon in the body of your prospectus that is understood only by industry experts, you must make every effort to concisely explain these terms where you first use them. In addition, please do not use technical terms or industry jargon in your explanations.
     Response: The Company has revised its disclosure in Amendment No. 1 to remove industry jargon or, where jargon is necessary, to include a concise explanation defining such terms where first used. The Company does not believe that such explanations use technical terms or industry jargon.
     With respect to “scale dynamically” and “scale horizontally,” the Company believes that the term “scale” is widely used and understood and is not considered industry jargon. As a result, the Company requests that the Staff reconsider Comment 3 in this context.
4.	We note your use of acronyms in the prospectus that are not commonly understood. Please avoid the use of acronyms. See for example, “FCM,” “CBRC,” “FDM,” “FSA,” “CFD,” “CIMA,” and “SFC.” See Rule 421 of Regulation C.
     Response: The Company has revised its disclosure in Amendment No. 1 to include a definition for each acronym in each relevant section of Amendment No. 1. Each definition appears in close proximity to the initial use of the relevant acronym in such section.
5.	In your Risk Factors section, you refer to NFA-imposed fines in two sections. On page 28, you state that the NFA informed you that, among other things, they found misleading statements on eight third-party websites, and imposed a $100,000 fine on you and instructed you to take remedial action. On page 32, you state that the NFA informed you that, among other things, they found that you had failed to develop and implement an adequate anti-money laundering program, and imposed a $100,000 fine. Please provide additional disclosure regarding these incidents, including any other NFA findings.
     Response: The Company has revised its disclosure in Amendment No. 1 on pages 28 and 32 to clarify its disclosure concerning the NFA’s 2006 complaint, which was settled in 2007, and the $100,000 fine that the Company paid to NFA in connection with settling the complaint. The Company’s disclosure relates to that single 2006 complaint brought by NFA, which was settled in 2007. Accordingly, the $100,000 penalty relates to the NFA’s findings both with respect to the statements on the eight introducing brokers’ websites and the Company’s anti-money laundering procedures. There were no other NFA findings in the case.

Securities and Exchange Commission
October 29, 2009

6.	Please provide more detailed disclosure regarding the purpose and business operations of your wholly-owned subsidiary GCAM, LLC.
     Response: The Company has revised its disclosure in Amendment No. 1 on pages 45 and 123 to include the following detailed disclosure regarding the purpose and business operations of GCAM, LLC:

     “The remainder of our customer base is comprised of customers with accounts that have assigned trading authority to either third party authorized traders, or to our wholly-owned subsidiary GCAM, LLC, or GCAM. GCAM offers our managed account services whereby our professional traders create and execute forex investment strategies on behalf of institutional and individual customers.”

     “Pursuant to the purchase agreement, we purchased all of the issued and outstanding units of GCAM, LLC, or GCAM, an entity offering our managed account services focused on forex trading, from each of Mr. Stevens, Mr. Galant and GAIN Capital Group, LLC, resulting in GCAM becoming our direct wholly-owned subsidiary.”
     Please note, as of June 30, 2009, customers who have assigned trading authority to GCAM, LLC represent approximately only 2% of the Company’s total trading volume.
Prospectus Summary, page 1
Our Company, page 1
7.	Please provide a more detailed and clear explanation of “foreign exchange trading.” For example, we note on your website you explain that “[i] in a forex trade, you buy one currency while simultaneously selling another.”
     Response: The Company has revised its disclosure in Amendment No. 1 on pages 1, 45 and 77 to include the following explanation of “foreign exchange trading”:
     “In a foreign exchange trade, participants buy one currency and simultaneously sell another currency.”

Securities and Exchange Commission
October 29, 2009

8.	In the first paragraph on page 2 where you refer to the volume of your business in China in 2008, please revise your disclosure to clarify that you have terminated your operations in China due to regulatory issues.
     Response: The Company believes that the disclosure contained in the Prospectus Summary, specifically in the leading italicized paragraph on page 1 and in “Recent Developments- Termination of service offerings in China,” sets forth adequate disclosure describing the Company’s termination of its operations in China due to regulatory issues. As a result, the Company requests that the Staff reconsider this Comment 8.
Our Competitive Strengths, page 3
Leading FOREX.com brand name and strong global marketing capability, page 3
9.	Please provide your basis for stating that FOREX.com is the “category-defining brand” in the online forex trading industry.
     Response: Because “forex” has become a commonly used abbreviation for foreign exchange and because FOREX.com receives substantial internet traffic (for the six months ended June 30, 2009, FOREX.com averaged more than 1.3 million unique visitors per month), the Company believes that it has developed FOREX.com into a category-defining brand with respect to online foreign exchange trading.
10.	You state that for the six months ended June 30, 2009, FOREX.com averaged over 1.3 million “unique visitors.” Please describe how you define the term “unique visitors.”
     Response: Unique visitors represent the number of unduplicated visitors to the Company’s website over a specified period of time, as tracked by the Company’s website. The Company calculates the number of unique visitors to FOREX.com by monitoring the total number of visitors (as tracked by the Company’s website) over a specified period of time, and then subtracting all repeat visits by each individual visitor over such period of time. The Company has revised its disclosure in Amendment No. 1 on pages 3 and 81 to reflect this explanation.
Extensive risk management..., page 4
11.	Please tell us the basis for your statement that you “have extensive experience in the forex market.” Revise your disclosure to briefly explain why.
     Response: Founded in 1999, the Company has been engaged in online foreign exchange trading for approximately 10 years. In addition, the Company’s management team has significant foreign exchange experience in various positions within the financial services

Securities and Exchange Commission
October 29, 2009

industry prior to joining the Company, with the Company’s President and Chief Executive Officer having over 25 years of experience in foreign exchange trading and the Company’s Chief Dealer having over 20 years of experience in foreign exchange trading. For example, prior to joining the Company in 2000, Glenn Stevens, the Company’s President and Chief Executive Officer, served for seven years as managing director and chief forex dealer at Merrill Lynch & Co., Inc., and Mr. O’Sullivan, the Company’s Chief Dealer, served for six years as director of the New York sterling desk of Merrill Lynch & Co., Inc., prior to his joining the Company in 2000. The Company has supplemented its disclosure in Amendment No. 1 on pages 5 and 83 in its “Our Competitive Strengths- Experienced management team” to reflect such explanation.
12.	We note your statement in this section that, “We believe that our excess capital position in the United States compares favorably to that of many of our competitors.” Please consider the appropriateness of this statement in light of your disclosure on page 22 that “many potential competitors are better capitalized than we are.”
     Response: Based upon public disclosures as of June 30, 2009 contained on the Commodity Futures Trading Commission website (copies of which will be supplementally provided to the Staff), the Company’s excess capital position in the United States ranks second among competitors that operate primarily in foreign exchange trading and related services. However, when compared to competitors that operate with foreign exchange trading and related services as a complementary offering, which are generally large, multi-product trading firms, the Company has a smaller capital position. As a result, the Company believes it compares favorably with its direct foreign exchange trading competitors, but may be considered to have a smaller capital position when compared with certain large, multi-product trading firms that also compete in the foreign exchange trading market. The Company has clarified its disclosure in Amendment No. 1 on pages 5 and 82 to reflect this distinction.
Experienced management team, page 4
13.	Please provide additional disclosure specifically describing the forex experience of individual members of your senior management team so that investors can better understand the relevant experience of your management team.
     Response: The Company has supplemented its disclosure in Amendment No. 1 on pages 5 and 83 to include specific descriptions of the forex experience of the Company’s President and Chief Executive Officer and Chief Dealer.
Risks Associated with our Business, page 7
14.	Please expand the discussion of risks to provide a more detailed and substantive summary of the major risks facing you. Additionally, please move this section so that it

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immediately follows “Our Competitive Strengths.” This discussion should be as equally prominent as the discussion of your strengths in the summary section.
     Response: The Company has moved and revised its disclosure in Amendment No. 1 on page 5 to expand its discussion of the risks associated with its business.
Corporate Information, page 7
15.	Please expand your disclosure to briefly explain the purpose of each merger and corporate reorganization described in this section, including whether there was a change of control.
     Response: The purpose of the August 1, 2003 merger between GAIN Capital, Inc. and GAIN Capital Group, Inc., whereby all outstanding capital stock of GAIN Capital, Inc. was converted into capital stock of GAIN Capital Group, Inc., was to provide GAIN Capital Group, Inc. with the flexibility to expand, either directly or through wholly-owned subsidiaries, into business activities not regulated by the Commodities Futures Commission or National Futures Association. The GAIN Capital, Inc. stockholders before the merger were the same as the GAIN Capital Group, Inc. stockholders after the merger. In order to facilitate the collateralization of the equity of the Company’s operating subsidiaries in connection with the Company’s entering into a credit facility, on March 27, 2006, all outstanding capital stock of GAIN Capital Group, Inc. was converted into capital stock of GAIN Capital Holdings, Inc. The GAIN Capital Group, Inc. stockholders before the merger were the same as the GAIN Capital Holdings, Inc. stockholders after the merger. For tax planning purposes, contemporaneously with the foregoing merger, on March 27, 2006 GAIN Capital Group, Inc. was converted to a limited liability company, GAIN Capital Group, LLC, and GAIN Capital, Inc. was converted to a limited liability company, GAIN Capital, LLC. At the same time, GAIN Holdings, LLC, a newly created holding company and wholly-owned subsidiary of GAIN Capital Holdings, Inc., became the sole member and holder of all of the membership interests of GAIN Capital Group, LLC. On April 28, 2006, GAIN Capital, LLC merged with and into GAIN Capital Group, LLC and ceased to exist as a separate entity. The Company has supplemented its disclosure in Amendment No. 1 on pages 7 and 8 to reflect these facts.

Securities and Exchange Commission
October 29, 2009

Summary Consolidated Financial and Other Data
Pro forma earnings per share, page 12
16.	It appears that all outstanding preferred shares will be converted to common shares as a result of this offering. As such, explain to us why these additional shares are not used in the calculation of pro forma basic earnings per share.
     Response: The Company will revise its disclosure in the Company’s preliminary and final prospectuses to include a pro forma calculation to reflect the effect of all shares post-offering. The number of additional common shares converted from all outstanding preferred shares can only be calculated after the Company determines the proposed range of the offering price.
Reconciliation of Net Income/(Loss) to Adjusted Net Income, page 14
17.	Please explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to the Non-GAAP measure “Adjusted Net Income”.
     Response: The Company believes that its non-GAAP financial measure, adjusted net income, which represents the Company’s net income/(loss) excluding the change in fair value of the embedded derivative in the Company’s preferred stock (a recurring, non-cash charge that impacts the Company’s net income, but does not affect the Company’s cash flow generation or operating performance) contained in the Registration Statement is in compliance with the disclosure requirements of Item 10(e) of Regulation S-K (“S-K”) and question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “FAQ”) as more fully described below:
     With respect to S-K, the Company believes:
•	in accordance with Item 10(e)(1)(i)(A), that the Company has presented, with equal or greater prominence, net (loss)/income (a measure prepared in accordance with GAAP) which is the most directly comparable financial measure to adjusted net income;

•	in accordance with Item 10(e)(1)(i)(B), that the Company has presented in the Registration Statement a reconciliation of the quantitative historical differences between net (loss)/income and adjusted net income;

•	in accordance with Item 10(e)(1)(i)(C) and 10(e)(1)(i)(D), that the Company has disclosed the Company’s belief that because the embedded derivative, and related accounting treatment, will no longer be applicable following the conversion of the

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Company’s preferred stock in connection with its initial public offering, reporting adjusted net income better assists investors in evaluating the Company’s operating performance as such non-GAAP measure more accurately presents the Company’s prior operating performance and will more closely resemble the Company’s reporting of operating performance in the future;
•	that the Company has satisfied the requirements of Items 10(e)(1)(ii) and 10(e)(1)(iii); and

•	in accordance with Item 10(e)(2), that adjusted net income is a non-GAAP financial measure of the Company’s historical financial performance that excludes the change in fair value of the embedded derivative in the Company’s preferred stock, a non-cash charge which is included in net (loss)/income.
     With respect to the FAQ, the Company believes:
•	the embedded derivative contained in the Company’s preferred stock, and related accounting treatment which causes the Company’s net income to fluctuate, but does not impact the Company’s cash flow generation or operating performance, will no longer be applicable upon conversion of the Company’s preferred stock in connection with the Company’s initial public offering;

•	that the Company’s disclosure of adjusted net income better assists investors in evaluating the Company’s historical operating performance and provides a presentation that allows for the accurate comparison between the Company’s historical and future operating performance, describes the manner of use and economic substance behind the Company’s decision to use adjusted net income;

•	that the Company’s disclosure that adjusted net income is a non-GAAP financial measure that represents the Company’s net income/(loss) excluding the change in fair value of the embedded derivative in the Company’s preferred stock and should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with GAAP, such as net income/(loss) and earnings per common share, describes the material limitations of using adjusted net income and how to compensate for such limitations; and

•	that the Company’s disclosure that the embedded derivative contained in the Company’s preferred stock, and related accounting treatment which causes the Company’s net income to fluctuate, but does not impact the Company’s cash flow generation or operating performance, does not reflect the Company’s operating and future performance, describes the substantive reason why the Company believes that adjusted net income provides useful information to investors.

Securities and Exchange Commission
October 29, 2009

Risk Factors, page 16
18.	Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:
•	We could be harmed by employee misconduct or errors..., page 20;

•	We may not be competitive in emerging international markets, page 23;

•	Our business could be harmed by a systemic market event, page 25;

•	Changes in interest rates could hurt our business, page 26;

•	Some developing regions may be unstable, page 26;

•	We are dependent on wholesale forex trading partners, page 26;

•	We are subject to risk in using prime brokers, page 26;

•	We operate in a heavily regulated environment that imposes..., page 29;

•	We are subject to risks relating to potential liability..., page 33;

•	We cannot predict our future capital needs or our ability..., page 35; and

•	We will incur increased costs as a result of having publicly..., page 35.
Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. For example, where practicable and material, please revise your disclosure to quantify the impact on your business. For example, in your risk factor on the top of page 26 regarding interest rates, please discuss the financial impact that recent changes in interest rates have had on your business to the extent material. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.
     Response: The Company has revised its risk factor subheadings in Amendment No. 1 to convey the specific risks to the Company. The Company has also revised certain of its risk factors as needed to provide details regarding such risks, including quantifying the impact on its business, where practicable and material.

Securities and Exchange Commission
October 29, 2009

19.	We note your discussion on page 65 that as a holding company nearly all of your funds are generated from your operating subsidiaries and that historically you have accessed these funds through receipt of dividends from these subsidiaries. Please consider adding a risk factor to discuss any material risks to your business arising from your reliance on dividends from your subsidiaries for your funds. Please expand your disclosure to describe the material restrictions that apply to your subsidiaries’ ability to pay dividends to you.
     Response: The Company has included the following risk factor with respect to the material risks to the Company’s business arising from the Company’s reliance on dividends from its operating subsidiaries for funds in Amendment No. 1 on page 24 as follows:
“GAIN Capital Holdings, Inc. is a holding company and accordingly depends on cash flow from its operating subsidiaries to meet our obligations. If our operating subsidiaries are unable to pay us dividends when needed, we may be unable to satisfy our obligations when they arise.

As a holding company with no material assets other than the stock of our operating subsidiaries, nearly all of our funds generated from operations are generated by our operating subsidiaries. Historically, we have accessed these funds through receipt of dividends from these subsidiaries. Some of our subsidiaries are subject to requirements of various regulatory bodies, including the Commodity Futures Trading Commission, or CFTC, and National Futures Association, or NFA, in the United States, the Financial Services Authority in the United Kingdom, the Financial Services Agency in Japan, the Securities and Futures Commission in Hong Kong and the Cayman Islands Monetary Authority in the Cayman Islands, relating to liquidity and capital standards, which limit funds available for the payment of dividends to the holding company. Accordingly, if our operating subsidiaries are unable, due to regulatory restrictions or otherwise, to pay us dividends and make other payments to us when needed, we may be unable to satisfy our obligations when they arise.”
     The Company has also revised its disclosure in Amendment No. 1 on page 66 to describe the material restrictions that apply to the Company’s subsidiaries’ ability to pay dividends to the Company, including requirements of various regulatory bodies, including the Commodity Futures Trading Commission and National Futures Association in the United States, the Financial Services Authority in the United Kingdom, the Financial Services Agency in Japan, the Securities and Futures Commission in Hong Kong and the Cayman Islands Monetary Authority in the Cayman Islands, relating to liquidity and capital standards.

Securities and Exchange Commission
October 29, 2009

The planned expansion of our market-making activities into other financial..., page 22
20.	Please expand this risk factor to discuss the significant risks involved with these other financial products. Your reference to all of the risks that pertain to our market-making activities is not sufficient. Please describe the material risks you expect to face.
     Response: The Company has supplemented its disclosure in Amendment No. 1 on page 21 to discuss the significant risks involved with the Company’s expansion into other financial products, including the impact of the volatility in the contracts-for-difference (“CFDs”) market on our profit margins, our reliance upon third party clearing firms to hold our customers’ funds and execute our customer’s trades in connection with our continued expansion into listed securities and our ability to effectively manage these risks.
Risks Related to Third Parties, page 26
21.	In each applicable risk factor in this section, please identify the third parties that you substantially rely on. To the extent you have not already done so, please describe the material terms of any material agreements with these key third parties in the business section. You should also file the agreements as exhibits to the registration statement. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of relevant parties.
     Response: The Company has revised its risk factors in Risks Related to Third Parties in Amendment No. 1 to identify the third parties that the Company substantially relies upon, including, MetaQuotes Software Corp. (MetaTrader platform provider), Trading Central and eSignal, a division of Interactive Data Corporation (charting and information providers), Questrade, Inc. (white label partner), and TradeStation Securities, Inc. (introducing broker). The Company has also expanded its disclosure in the “Business” section in Amendment No. 1 to include additional disclosure concerning the Company’s Forex Introducing Broker Agreement with TradeStation Securities, Inc., its License Agreement with MetaQuotes Software Corp., its Access Agreement with Questrade, Inc., its Sales Lead Agreement with Trading Central and its Agreement with eSignal, a division of Interactive Data Corporation.
     With respect to the Company’s introducing broker relationships, the Company believes that TradeStation Securities, Inc. is its only material introducing broker relationship, as no other introducing broker individually accounted for greater than 1.00% of the Company’s customer trading volume for the six months ended June 30, 2009. With respect to the Company’s white label partner relationships, the Company believes that Questrade, Inc. is its only material white label partner, as no other white label partner individually accounted for greater than 1.00% of the Company’s customer trading volume for the six months ended June 30, 2009.

Securities and Exchange Commission
October 29, 2009

We may be subject to possible enforcement action and sanction for..., page 32
22.	You disclose that CBRC may impose fines or other penalties on you. Please disclose how large the fines could be and please update this disclosure if the CBRC decides to impose fines or take any other action against you prior to the registration statement going effective.
     Response: To the Company’s knowledge, current Chinese law and regulation does not specifically provide for any enforcement processes or penalties in this context. As a result, the Company is unable to estimate amounts of any potential fines or penalties. The Company has reached this conclusion after engaging Chinese legal counsel and engaging in informal discussions with CBRC representatives for clarification. The Company has been advised that the CBRC may, at a future date, issue regulations governing retail foreign exchange trading in China. The Company will continue to monitor the regulatory environment in China and, when possible, the Company will seek to obtain the necessary permits, licenses or approvals from the applicable Chinese regulators, or to partner with a firm with such approval. In response to the Staff’s comment, the Company intends to update its disclosure if there is any change to the Company’s status in China.
We will incur increased costs as a result of having publicly traded..., page 35
23.	This risk factor as currently written could apply to any public offering. Item 503(c) of Regulation S-K requires that you “do not present risks that could apply to any issuer or any offering.” Please revise this risk factor to discuss the specifics about your company that make this a material risk. To the extent material, please quantify your “increased costs” resulting from having publicly traded common stock.
     Response: The Company has removed this risk factor from its disclosure in Amendment No. 1. The Company has also revised its disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in Amendment No. 1 on page 66 to include a discussion detailing the increased costs that the Company will incur as a result of having publicly traded common stock, including the Company’s anticipated annual legal and financial compliance expenditures.

Securities and Exchange Commission
October 29, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46
24. Please explain your managed flow portfolio in greater detail.
     Response: The Company has revised its disclosure in Amendment No. 1 on page 46 to provide greater detail about the Company’s managed flow portfolio, including a discussion about natural hedging, the Company’s net exposure and redirecting trades.
25.	We note that you classify your customers’ accounts as “tradable accounts” and “traded accounts.” Please further disclose if these are separate accounts or if one is a subset of another.
     Response: The Company has revised its disclosure in Amendment No. 1 on pages 2 and 45 to clarify that “tradable accounts” and “traded accounts” are not classifications, but financial metrics used by the Company to measure specific operational data of the Company (aggregate customer account activity) as of a date certain and during a particular period, respectively. Tradable accounts represent customers who maintain cash balances with the Company that are sufficient to execute a trade in compliance with the Company’s policies. Traded accounts represent customers who executed a forex transaction with the Company during a particular period. The Company believes these metrics provide useful indicators relating to the Company’s ability to attract new customers and generate volume and revenue.
Overview, page 46
26.	You disclose that when you commenced offering your forex trading services through your Chinese language website to residents of China in October 2003, you believed that your operations were in compliance with applicable Chinese regulations but later became aware of CBRC prohibitions on forex trading firms providing retail forex trading services to Chinese residents through the Internet without a CBRC permit. In the business section, please disclose your current process for confirming legal and regulatory compliance when you enter new markets.
     Response: To ensure regulatory compliance, the Company’s current policy is to engage local legal counsel to review and advise on the Company’s regulatory status and compliance with local law when the Company enters into a new market or when residents of a particular jurisdiction account for one percent (1.00%) or greater of the Company’s customer trading volume. The Company has supplemented its disclosure in Amendment No. 1 on pages 101 and 103 to reflect this process.
27.	You also disclose that as of December 31, 2008, you no longer accept new customers or maintain direct customer accounts from residents of China, however, for the six months

Securities and Exchange Commission
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ended June 30, 2009, a small number of existing customer accounts, which were originally opened through your relationship with one of your white label partners prior to the termination of your service offering in China, continued to trade using your platform. Please further disclose why some existing customer accounts in China continue to trade using your platform even after you became aware of CBRC prohibitions on forex trading firms providing retail forex trading services to Chinese residents through the Internet without a CBRC permit. Please also disclose the potential liability you face as a result of such ongoing trading using your platform in China.
     Response: The Company has revised its disclosure in Amendment No. 1 on pages 7, 47, 78 and 101 to include the following description of its activities in China for the six months ended June 30, 2009:
“As of December 31, 2008, we no longer accept new customers from residents of China. However, due to an ongoing relationship with one of our introducing brokers, ten immaterial legacy accounts, which were originally sourced through that introducing broker prior to the termination of our service offering in China, have remained open. For the six months ended June 30, 2009, the trading activity by these legacy accounts resulted in an immaterial amount of trading volume and we expect this volume to continue to be insignificant and decrease over time. We are unable to predict if we may be subject to fines or penalties, and if so in what amounts, as a result of this insignificant trading activity on our platform in China.”
     With respect to disclosure concerning the potential liability the Company may face as result of its ongoing trading in China, the Company directs the Staff’s attention to the Company’s response to Comment 22 above.
General Market and Economic Conditions, page 48
28.	Please provide more detailed disclosure regarding how the global market and general economic conditions impacted your customer base and operations during the six months ended June 30, 2009 and how you expect it to continue to impact your customer base and operations.
     Response: The significant downturn in the global market has impacted the global equity markets, credit markets and commercial and residential real estate markets, which in turn have negatively impacted employment rates and retail consumer spending, including the discretionary funds and trading patterns of the Company’s customer base. The Company is unable to predict the degree and duration of the impact of the current global market and general economic conditions on the Company’s business. The Company has supplemented its disclosure in Amendment No. 1 on page 48 to include this disclosure.

Securities and Exchange Commission
October 29, 2009

Year ended December 31, 2008 compared to year ended December 31, 2007, page 58
Revenue, page 59
29.	Please disclose what caused compression of the dealable spread.
     Response: The Company believes that the compression of the dealable spread was caused by the reduction in the wholesale pricing spreads that the Company received from its wholesale forex trading partners and the Company’s reaction to increased market pressure on pricing among our competitors during the year ended December 31, 2008 compared to the year ended December 31, 2007. The Company has supplemented its disclosure in Amendment No. 1 on page 58 to reflect these reasons.
Summary disclosure about contractual obligations and commercial commitments, page 69
30.	Please advise us if the figures in the contractual obligations table are in thousands of dollars or if the figures are correct as currently disclosed.
     Response: The Company advises that the figures in the contractual obligations table are in thousands of dollars. The Company has revised its disclosure in Amendment No. 1 on page 70 to reflect the Staff’s comment.
Estimated Average Daily Trading Volume in Retail Forex, page 80
31.	Please revise this table so that the presentation is in larger, more readable font. Please also define all the terms used in the table, such as “CAGR.”
     Response: The Company has revised its disclosure in Amendment No. 1 on page 80 in response to the Staff’s comment.
Business, page 77
Our Competitive Strengths, page 80
Leading FOREX.com brand name and strong global market capability, page 80
32.	Please discuss your registered practice trading accounts in greater detail so investors can better understand the part they play in your business model.
     Response: The Company’s registered practice trading accounts provide customers and potential customers with an opportunity to learn about the forex market, the Company’s trading platform and the Company’s products and services without risking personal funds. In addition, the Company’s existing customers may maintain a registered practice training account

Securities and Exchange Commission
October 29, 2009

in order to test trading strategies, try the Company’s new products and services or simply further familiarize themselves with the Company’s trading platform. The Company believes that its registered practice trading accounts help attract and retain current and prospective customers. The Company has supplemented its disclosure in Amendment No. 1 on pages 3, 54, 80 and 81 to include this disclosure.
Consistent execution quality, page 81
33.	You disclose that you are able to provide your customers with a high degree of certainty in the execution of their trades as a result of your liquidity relationships with three established, global prime brokers, Deutsche Bank, RBS and UBS. Please provide further details regarding your liquidity relationships with these three parties.
     Response: The Company maintains Prime Brokerage Agreements with each of its three prime brokers. The Company’s prime brokers operate as central hubs through which the Company transacts with its wholesale forex trading partners. In return for paying a modest transaction-based prime brokerage fee, the Company is able to deposit collateral, settle trades and maintain credit with a single source, the prime broker, while drawing liquidity from a variety of executing dealers. Each Prime Brokerage Agreement may be terminated at any time by either the Company or the prime broker upon complying with certain notice requirements. The Company is also obligated to indemnify each prime broker against certain losses they may incur. The Company has supplemented its disclosure in Amendment No. 1 in the “Business — Relationships with wholesale forex trading partners” section on page 92 to include this disclosure.
Extensive risk management experience and capital position in excess of current regulatory requirements, page 82
34.	You disclose that you actively hedge customer transactions with your wholesale forex trading partners based on pre-defined exposure limits. In other parts of the registration statement, however, you disclose that you believe it is neither economically optimal nor necessary from a risk perspective to hedge all of your customers’ trades on a one-to-one basis and instead you hedge a select portion of these trades on an aggregate basis in your managed flow portfolio. These statements appear to be contradictory. Please advise on your hedging strategy.
     Response: The Company has clarified its disclosure in Amendment No. 1 on pages 2, 46, 82 and 89. The Company’s average customer trades are for notional amounts less than $100,000. On an individual basis, a single customer trade typically does not constitute a material market risk to the Company. Many of our customer trades are naturally hedged where one customer executing a trade in a currency is offset by a trade made by another customer. When a transaction is naturally hedged, the Company does not hedge its exposure by entering into a transaction with our wholesale forex trading partners. Accordingly, for naturally hedged transactions the

Securities and Exchange Commission
October 29, 2009

Company captures the entire bid/offer spread on the two offsetting transactions while completely hedging its exposure and reducing its overall risk. However, under typical market conditions not all customer trades are naturally offset in a reasonable timeframe and as a result the Company’s open net currency position grows due to a dearth of offsetting trades. The Company manages this net exposure by applying position and exposure limits established under the Company’s risk management policies and by continuous, active monitoring by the Company’s traders. Only a portion of the Company’s net exposure may be hedged with its wholesale forex trading partners based on the Company’s risk management guidelines. In this scenario, the Company has the opportunity to make more than the retail spread and profit on its position in the event of favorable market movements. However, in the event the market moves against the Company’s position, the Company may take a loss on its position.
     In certain cases, specific trades from customers generally handled in our managed flow portfolio may be redirected and offset with the Company’s wholesale forex trading partners. These trades may be selected based on size, and whether they relate to currencies that are experiencing lower transaction volume or higher volatility in trading prices. Offset trades allow the Company to earn the difference between the retail bid/offer spread the Company offers its customers and the wholesale bid/offer spread the Company receives from its wholesale forex trading partners, while minimizing market risk in the transaction.
Our Forex Market-Making and Trading Business, page 88
Our forex market-making model, page 88
35.	You disclose that customers can trade minimum lots of $100,000 and $10,000 for your standard and mini accounts. Please also disclose the maximum lot size, if any, that customers can trade and whether there are any different margin requirements for larger forex trades.
     Response: The maximum notional trading size for the Company’s standard accounts is $5 million per trade and the maximum notional trading size for the Company’s mini accounts is $500,000 per trade. However, in certain instances standard account customers and mini account customers may request trades in excess of the Company’s maximum notional trading sizes. For the six months ended, less than one percent (1.00%) of the Company’s customers’ trades were in excess of the Company’s maximum notional trading sizes. The Company’s margin requirements remain the same regardless of the notional amount of the trade. The Company has supplemented its disclosure in Amendment No. 1 on page 88 to include this disclosure.
36.	You disclose that each month approximately 8.0% to 15.0% of customer trades submitted are immediately rejected as not executable due to insufficient trading account margin, currency rate movements or other administrative disqualifications. Please disclose any

Securities and Exchange Commission
October 29, 2009

additional “administrative disqualifications” that account for a material amount of trade rejections. Also, please also disclose what happens when trades that are rejected? For example, how are your customers notified of such rejections and what are your customers’ options at that point? Finally, please provide further disclosure how currency rate movements or other market or economic conditions prevent trades from being made and how often this occurs.
     Response: Administrative disqualifications include incorrectly established customer accounts, frozen customer accounts due to regulatory non-compliance and technical errors. If a trade request is rejected, the customer is immediately notified on-screen that such request has been rejected and the customer is later notified of the cause for such rejection.
     Depending upon the cause for rejection, many trade requests are subsequently executed if the factors leading to the initial rejection are resolved. When a trade is rejected due to insufficient trading account margin, the customer may either reduce his position(s) in order to place another trade or add additional funds to his account. When a trade is rejected due to currency rate movements, the customer may simply place another trade. Depending upon market conditions, rates can move in one direction very quickly (often in response to political and economic news and events and the release of economic indicators and reports), making it difficult to place a successful trade request at a specific, requested rate until the rate movement slows. In such markets, customers may choose “deal at best” orders where buy or sell orders are executed at the next best possible rate or “limit/stop” orders where buy or sell orders are automatically triggered when a particular rate is met or breached. In the event of a rejection due to administrative reasons, customers have the option of contacting our customer service staff to obtain a more detailed explanation and possibly place a subsequent trade via telephone.
     The Company has supplemented its disclosure in Amendment No. 1 on page 90 to include this disclosure.
37.	With respect to your managed flow portfolio, please disclose the percentage of your transactions that are naturally hedged, subject to net exposure and redirected, respectively.
     Response: The Company is unable to accurately provide the percentage of customer trades that are naturally hedged, subject to net exposure and redirected. Currently, the Company does not track which individual trades are naturally hedged, immediately offset or redirected. Instead, the Company monitors its net exposure in the aggregate in accordance with its predefined exposure limits.

Securities and Exchange Commission
October 29, 2009

Our quote aggregation model, page 90
38.	We note the chart on page 90 showing that some customer order flow goes through your managed flow and some goes through offset flow. We also note the disclosure regarding your dealable spread and that you earn the difference between the retail price quoted to your customers and the wholesale price received from your wholesale forex trading partners. Please also disclose whether the dealable spread, as well as the amount of money you earn, is different for managed flow and offset flow of customer forex orders.
     Response: The Company has revised its disclosure in Amendment No. 1 on page 91 to disclose that a particular customer will receive the same dealable spread regardless of such customer’s order flow designation as offset or managed. Managed flow trades, to the extent such trades are naturally hedged, provide the Company with the opportunity to capture the entire bid/offer spread on the two offsetting transactions. In the event that managed flow trades are not naturally hedged, after time such trades may be redirected and offset. Offset flow trades allow the Company to earn the difference between the retail bid/offer spread the Company offers the customer and the wholesale bid/offer spread the Company receives from its wholesale forex trading partners.
Relationship with wholesale forex trading partners, page 91
39.	You disclose that you have leveraged your industry experience to secure a “substantial liquidity pool” by establishing trading relationships with at least eleven financial institutions that are “among the most active participants in the global forex market.” Please name the eleven financial institutions and disclose the bases for your beliefs that you have secured a “substantial liquidity pool” with financial institutions that are “among the most active participants in the global forex market.”
     Response: The Company has revised its disclosure in Amendment No. 1 on page 92 to reflect that the Company has established trading relationships with at least nine financial institutions. Because the Company maintains formal International Swaps and Derivatives Association form agreements with each of these nine financial institutions, pursuant to which the Company is provided direct access to liquidity with products supported, bid/offer spreads and margin requirements outlined in such agreements, the Company believes it has a substantial liquidity pool. The Company has also removed the statement that such financial institutions are “among the most active participants in the global forex market” from Amendment No. 1.

Securities and Exchange Commission
October 29, 2009

Our Contracts-for-Difference Business, page 93
40.	Please provide an analysis of whether the contracts-for-difference you offer are securities under the Securities Act of 1933. If so, please tell us the exemption from registration that you rely on for the issuance of these securities to investors.
     Response: The Company believes that CFDs are hybrid instruments that include features of, among other things, both securities and futures contracts. They were developed outside of the U.S. under the guidance of foreign regulators and are tailored to meet economic and tax objectives specific to the applicable non-U.S. jurisdictions. Currently CFDs trade outside the U.S. on (i) organized exchanges; or (ii) in the over-the-counter market in countries, including the United Kingdom, The Netherlands, Germany, Switzerland, Italy, Singapore, South Africa, Australia, Canada, New Zealand, Sweden, France, Ireland, Japan and Spain. Because of uncertainty in the U.S. as to the regulatory status of CFDs, including whether CFDs are securities under the Securities Act of 1933, as well as the fact that CFDs could be deemed to be off-exchange traded futures contracts, which generally are not permitted under the Commodity Exchange Act, the Company does not provide a CFD business in the U.S. or to U.S. persons, as disclosed in the Registration Statement. The Company is not aware of any U.S. market for CFDs. The Company’s CFD business is offered exclusively outside of the U.S. through the Company’s non-U.S. operating subsidiary, GAIN Capital-Forex.com U.K., Ltd., in compliance with applicable regulatory requirements in those jurisdictions in which the business is offered. GAIN Capital-Forex.com U.K., Ltd. and its agents do not undertake any activity, either outside the U.S. or within the U.S., for the purpose of, or that could reasonably be expected to have, the effect of conditioning the market in the United States for the CFDs. Assuming CFDs were deemed to be “securities” under the Securities Act of 1933 and were eligible to rely on Regulation S, the Company believes that CFDs would likely be deemed to be debt securities and their offer and sale by GAIN Capital-Forex.com U.K., Ltd. should be deemed to comply with the requirements of Rule 903 of Regulation S, as applicable to Category 1 issuers.
Sales and Marketing, page 93
41.	You disclose that senior members of your trading and research teams appear “regularly” on major financial news outlets such as CNBC, Business News Network (Canada), FOX News and Bloomberg TV, as well as the Wall Street Journal and Reuters. Please further disclose how often your trading and research teams appear on major financial news outlets such as the ones noted above.
     Response: Senior members of the Company’s trading and research teams appear on major financial news outlets on average between 10 and 15 times per month. The Company has revised its disclosure in Amendment No. 1 on page 94 to include this disclosure.

Securities and Exchange Commission
October 29, 2009

42.	Please quantify the number of employees who form your dedicated institutional sales team.
     Response: The Company has revised its disclosure in Amendment No. 1 on page 94 to disclose that nine employees make up the Company’s dedicated institutional sales team.
Technology Systems and Architecture, page 97
Scalability, page 97
43.	You disclose that on average you have at least 5,000 customers logged onto your trading platform at any given time and can handle an average of approximately 85,000 trade requests per day. Please also disclose the maximum number of customers that your trading platform can handle at any given time. Additionally, please disclose any potential problems you have experienced with customers not being able to log onto your trading platform at any given time and how your resolved those problems.
     Response: The Company believes, based upon its historical experience, that at any given time the Company’s forex trading platform has adequate capacity to support the Company’s customer activity. The Company is concerned that by disclosing the maximum capacity at any given time, such information could be used by Internet hackers to intentionally disrupt its forex trading platform. In order to prevent any potential targeting of the Company’s forex trading platform from Internet-based intrusions, the Company respectfully requests that the Staff reconsider its request for the maximum number of customers that the Company’s trading platform can handle in this comment 43.
     Customers may experience problems logging onto the Company’s trading platform for a variety of reasons. The most common problems are local to the customer and include issues with respect to customer computers, internet access, firewall configuration and forgotten user I.D.s and passwords. If a customer has difficulty logging onto the Company’s trading platform, or has any other issues or questions, the Company encourages the customer to contact the Company’s customer service team which is trained to addresses a variety of problems. The Company has supplemented its disclosure in Amendment No. 1 on page 98 to include such disclosure.
Regulation, page 100
44.	Please expand your disclosure to provide a more robust discussion of the regulations that affect your business. For example, you should name all regulatory authorities in each material jurisdiction. Describe the key regulations that apply to you and your business and the impact on your business. Where practicable, please quantify the impact on your business, to the extent material.
     Response: The Company has revised its disclosure in Amendment No. 1 on pages 100 and 101 to expand its discussion of the regulations that affect the Company’s business. The Company does not believe it is practicable to quantify the impact of such regulation on the Company’s business.

Securities and Exchange Commission
October 29, 2009

Management, page 105
Compensation Discussion and Analysis, page 112
Elements of Compensation, page 113
Base Compensation, page 113
45.	You disclose that you benchmarked your executive compensation against a group of nine publicly-traded securities brokers, dealers and related service companies and against five securities data and technology providers. You also disclose that changes made to base salaries in 2008 were part of your normal annual compensation review process and reflect your review of competitive compensation levels in the market. Please further disclose where your NEOs base compensation amounts for 2008 fell within the two peer groups that you benchmarked your executive compensation against. Please provide this disclosure for all of the elements of compensation.
     Response:
     The Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) engaged Frederic Cook & Co., Inc. (“Frederic Cook”), an independent compensation consultant, to provide an executive compensation review of the Company’s overall executive compensation package, including benchmarking of executive compensation, for 2009. The 2008 base compensation for the Company’s executive officers was not benchmarked against any peer group as Frederic Cook was not engaged until 2008. As a result, the Company cannot provide any peer group analysis for the 2008 compensation of its executive officers. The Company has revised its disclosure in Amendment No. 1 on page 114 to reflect this disclosure.
Annual Incentive Compensation, page 113
46.	You disclose that the weighting of the components of the annual cash incentive bonus is based 50% on the achievement of corporate revenue targets and 50% based on the achievement of set EBITDA margins. You further disclose the corporate revenue targets for your NEOs. Please also disclose the EBITDA margins targets for your NEOs for 2009. Please discuss how actual results compared to targets.
     Response: The Company has revised its disclosure in Amendment No. 1 on page 115 to include the minimum annual EBITDA margin targets for the Company’s named executive officers. Because the minimum annual revenue levels and minimum annual EBITDA levels disclosed in Amendment No. 1 are for 2009 annual incentive compensation, the Company is unable to include disclosure of how the actual results compared to these levels at this time.

Securities and Exchange Commission
October 29, 2009

47.	We note the 2008 incentive bonuses paid to your NEOs and that Messrs. Stevens, Calhoun, O’Sullivan and Lyons received bonuses of $2,302,000, $440,000, $968,000 and $193,000, respectively, which represented 354.0%, 144.0%, 484.0% and 59.0% of their base salaries, respectively. Please provide detailed disclosure regarding the process by which it was decided to pay your NEOs these incentive bonuses in 2008. For example, what factors led you to decide to pay these specific incentive bonus amounts in 2008 to each of your NEOs and what is the correlation between the incentive bonus amounts for each of your NEOs and their base salaries?
     Response: The annual cash incentive bonus is one component of the total annual cash compensation for the Company’s named executive officers and is calculated by subtracting each named executive officer’s base compensation from their total cash compensation target at the level of revenue and EBITDA achieved. Total cash compensation targets for each named executive officer at various levels of company revenue and EBITDA margin performance are established each year by the Compensation Committee of the Board of Directors. Fifty percent (50%) of the total cash compensation for each named executive officer is based on revenue achievement and fifty percent (50%) is based on EBITDA margin achievement. Total cash compensation cannot be below a named executive officers’ base salary. Total cash compensation is weighted differently for each of the Company’s named executive officers, with Messrs. Stevens and O’Sullivan receiving a larger portion of their total annual cash compensation in the form of an annual cash incentive bonus and Mr. Lyons receiving a larger portion of his total annual cash compensation in the form of base compensation. The Company has revised its disclosure in Amendment No. 1 on page 116 to provide this disclosure.
Long-Term Incentive Compensation, page 114
48.	Please expand your disclosure to provide a discussion of the long term awards made to each named executive officer and the factors and performance considerations that lead to such awards.
     Response: Prior to 2008, the Company did not engage in competitive benchmarking with peer companies. As such, the Company’s total compensation packages for its NEO’s were based on the board of director’s estimate of appropriate compensation to attract and retain the individuals necessary to achieve the Company’s business objectives and to align the individual NEO’s compensation with the Company’s short- and long-term strategic goals. The Company’s 2008 long term awards were granted prior to the Compensation Committee’s engagement of Frederic W. Cook. In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 on page 116 to include the following:
     “When determining whether to make equity grants for 2008, as well as the size of such grants, the board of directors considered:

Securities and Exchange Commission
October 29, 2009

•	each named executive officer’s contribution to our long-term health and growth;

•	retention considerations based on the assessment of each named executive officer’s contributions; and

•	any other considerations that the compensation committee deemed relevant with respect to a named executive officer, including the accomplishment of the individual’s assigned objectives based on the initiatives between our named executive officers and executive management.”
Certain Relationships and Related Party Transactions, page 132
Repurchase Agreement with Certain Stockholders and Warrantholders, page 132
Employee Repurchase with Certain Stockholders and Optionholders, page 133
49.	Please disclose the purpose of your decision to enter into the repurchase agreement with certain stockholders and your decision to repurchase shares of your common stock from certain of your employees.
     Response: In 2008, the Company sought to provide its long-term stockholders with an opportunity to receive partial liquidity for their holdings. At the same time as partial liquidity was being offered to its stockholders, the Company sought to offer partial liquidity and to promote employee retention and incentive for future equity award appreciation by offering to repurchase shares of the Company’s common stock (including the stock issuable upon exercise of options) from certain employees. The Company has revised its disclosure in Amendment No. 1 on pages 135 and 136 to reflect this disclosure.
Principal and Selling Stockholders, page 137
50.	In the next amendment to your registration statement, please fill in the column entitled “Shares Beneficially Owned Prior to Offering.” We may have further comments.
     Response: The Company has revised its disclosure in Amendment No. 1 on page 142 in response to the Staff’s comment.
51.	For each principal and selling stockholder that is a nonpublic entity, please revise to identify the person or persons with investment and voting control over the shares.
     Response: The Company has revised its disclosure in Amendment No. 1 on pages 142 and 143 in response to the Staff’s comment.

Securities and Exchange Commission
October 29, 2009

52.	Please tell us if any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. We may have further comments.
     Response: The Company has revised its disclosure in Amendment No. 1 on page 142 and 143 in response to the Staff’s comment.
53.	Please clearly identify and describe the transactions in which the selling stockholders purchased the shares being offered.
     Response: The Company has revised its disclosure in Amendment No. 1 on page 135 in response to the Staff’s comment.
Financial Statements
Consolidated Statements of Operations and Comprehensive Income/(Loss), page F-4
54.	It appears that you are presenting net interest revenue in accordance with Article 9 of Regulation S-X. Please explain to us how you determined that you are subject to the requirements of Article 9 or revise your financial statement presentation to conform to Article 5 of Regulation S-X.
     Response: Article 9 of Regulation S-X (“Article 9”) specifies the form and content of and requirements for financial statements for bank holding companies filing with the Commission. The Commission’s view in Topic 11-K of SAB 69 indicates that Article 9 and Industry Guide 3, while applying literally only to bank holding companies, provide useful guidance to certain other registrants, including savings and loan holding companies, on certain disclosures relevant to an understanding of the registrant’s operations. No specific guidance as to the form and content of financial statements or supplemental disclosures has been promulgated for registrants which are not bank holding companies but which are engaged in similar lending and deposit activities. Thus, to the extent particular guidance is relevant and material to the operations of an entity, it was suggested that the specified information, or comparable data, should be provided.
     In the Company’s business, interest income and interest expense are directly related to the Company’s customers’ trading accounts and our market-making activities. Therefore, the generation of interest income and interest expense is integral to our primary operations and it would not be meaningful to present such items as non-operating activities. The Company has concluded that the guidance and concepts in Article 9 are relevant given the nature of the Company’s industry and significant customer deposit activities. As of December 31, 2008, the Company reported a payable to customers liability of $122.3 million and a payable to brokers, dealers, FCMs and other regulated entities liability of $1.7 million. These liabilities represent

Securities and Exchange Commission
October 29, 2009

customer funds on deposit with the Company and 46.3% of the Company’s total liabilities on the Consolidated Statement of Financial Condition.
     The Company has determined that its financial statements should be presented in accordance with Article 9 given that the resulting presentation best captures the Company’s income statement results. The Company’s financial statements have been designed to provide the reader with the most meaningful, relevant, and transparent information. Such presentation is in line with how the Company manages its business, separately identifying customer revenues from other revenue sources, and how external parties would evaluate the Company’s operating performance.
     To present the Company’s Consolidated Statement of Income in compliance with Article 5 would result in a presentation that the Company feels is not meaningful and would be inconsistent with other financial services companies in the Company’s industry. Pursuant to Article 9, the income statements of bank holding companies use a “net interest income” presentation. Similarly, bank holding companies present the aggregate market value, at the balance sheet date, of investment securities, on the face of the balance sheet. In an interpretive response (Staff Accounting Bulletin No. 69, Topic 11k), the Commission has expressed that such disclosures and other relevant information should also be provided by other registrants with material lending and deposit activities. The Company’s income statement presentation for interest income and interest expense is also consistent with how the Company’s peers present the results of their operations, such as OptionsExpress Holdings, Inc. and Interactive Brokers Group, Inc.
55.	The above comment notwithstanding, explain to us how you have applied the guidance in Rule 9-04 of Regulation S-X in determining that it would be appropriate to exclude interest expense on notes payable from your calculation of net interest revenue.
     Response: The netting of interest received from customer depository activities with the interest expense paid to the Company’s customers provides a relevant disclosure to readers of the Company’s financial statements as to the Company’s operating activities associated with interest. The interest expense on notes payable is reported separately as it relates to interest repayments on debt, unrelated to customer funds or interest activity.
     As noted in the Company’s response to Comment 54 above, in the Company’s industry, interest income and interest expense are interrelated to customer funds and market-making activities. Interest repayments are not integral to the Company’s primary operations as they are for capital funding purposes.
     The Company has clarified its disclosure in Footnote 1 of the Notes to Consolidated Financial Statements in Amendment No. 1 on
page F-8.

Securities and Exchange Commission
October 29, 2009

Notes to Consolidated Financial Statements
2. Fair Value Disclosure, page F-16
56.	Please explain to us why you have not included comparable fair value disclosures as of December 31, 2007.
     Response: Statement of Financial Accounting Standard (“SFAS”) No. 157, paragraph 39, specifies that “the disclosure requirements of this Statement (paragraphs 32-25) including those disclosures that are required in annual periods only, shall be applied in the first interim period of the fiscal year in which this Statement is initially applied. The disclosure requirements of this Statement need not be applied for financial statements for periods presented prior to initial application of this Statement. SFAS No. 157 notes that the statement shall be “applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied.” SFAS No. 157 lists exceptions which would prohibit prospective application. The Company does not fall under the exceptions identified to prospective application and adopted the provisions of SFAS No. 157 as of December 31, 2008. The FASB Accounting Standards Codification (“ASC”) has not translated SFAS No. 157, paragraph 39, therefore the Company is applying the guidance of Statement 157.
     SFAS No. 107 states that information required to be disclosed by this statement is required for each year for which a statement of financial position is presented for comparative purposes. SFAS No. 107 further states that an entity shall disclose, either in the body of the financial statements or in the accompanying notes, the fair value of instruments for which it is practicable to estimate a value. An entity also shall disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. SFAS No. 157 states that entities are encouraged, but not required to combine fair value information that coincides with other accounting pronouncements. The Company separately reported the fair value information in Footnotes 3, 8 and 9 to the financial statements, and references fair value in Footnote 1 in the “Cash and Cash Equivalents” and “Convertible, Redeemable Convertible Preferred Stock Embedded Derivative” sections. The Company has clarified its disclosure in Amendment No. 1 in Footnote 3 of the Notes to the Consolidated Financial Statements on pages F-16 and F-17 and in Footnote 3 of the Notes to the Condensed Consolidated Financial Statements on page F-46.

Securities and Exchange Commission
October 29, 2009

3. Receivables From Brokers, page F-17
57.	Clarify for us where cash in excess of required collateral and open foreign exchange positions are classified on Consolidated Statements of Financial Condition. Additionally, explain to us why gains or losses realized on liquidated contracts would be included as a receivable. Cite any relevant accounting literature in your response.
     Response: Consistent with industry practices, the Company has guidance from the Commodity Futures Trading Commission (Forms 1-FR-FCM Instructions) which notes that receivables from registered Futures Commissions Merchants (brokers) should include for noncustomer and proprietary accounts, the debit or credit ledger balance, the unrealized gain or loss on open futures positions, the current net long or short value of open option contracts, and any securities at current market value.
     Receivable from brokers consists of collateral required by agreements for holding spot foreign exchange positions, cash in excess of required collateral, and open foreign exchange positions. Gains or losses realized on liquidated contracts represent cash positions with brokers for trades that were settled and are included in the receivables from the respective brokers. Realized gains or losses are included in the Company’s cash in excess of required collateral.
     To clarify its disclosure, the Company has revised its disclosure in Amendment No. 1 in Footnote 3 of the Notes to Consolidated Financial Statements on page F-17 and Footnote 3 of the Notes to the Condensed Consolidated Financial Statements on page F-46.
6. Goodwill, page F-19
58.	Please provide us with more detailed information for the acquisitions of Fortune, GCAM, LLC, Gain Capital Securities, Inc, and Gain Capital Forex.com. In your response, explain to us how you determined that the entities acquired represented businesses in accordance with FASB ASC 805-10-55-4 through FASB ASC 805-10-55-9. Additionally please provide us with an analysis detailing how the purchase price of each entity was allocated and tell us how you determined the fair value of any share based assets used as consideration for the purchase.
     Response: The Company believes that its acquisitions, individually and in the aggregate, did not meet the conditions of a material business combination and therefore were not subject to the disclosure requirements of FASB ASC 805-10-50-1. According to FASB ASC 805-10-55-4, a business consists of inputs and processes applied to those inputs that have the ability to create outputs. The three elements of a business are defined as inputs, process, and output. In addition, the Company considered the nature of post-acquisition activities under the guidance of SEC Regulation S-X, Rule 11-01(d).

Securities and Exchange Commission
October 29, 2009

     The Company’s wholly-owned subsidiary, GCAM, LLC, meets the criteria for a business in accordance with FASB ASC 805-10-55 for reasons noted below. At the date of acquisition, GCAM, LLC was the general manager of the Madison Fund, L.P., a partnership engaged primarily in the business of trading and investing in over the counter (“OTC”) foreign currencies.
Inputs: As per FASB ASC 805-10-5-7, GCAM, LLC had employees at date of acquisition and a business plan to promote the Madison Fund.
Processes: GCAM, LLC had management that strategically monitored trading activities and client management and marketing efforts. In addition to a general manager, two traders were employed by the company.
Output: GCAM, LLC managed the Madison Fund and generated performance and management fees revenue.
Post acquisition: GCAM, LLC uses the same operating techniques and retained the employee base. Revenue sources remained the same.
     Fortune Capital Co. LTD (“FORTUNE”) is incorporated under the laws of Japan and operates as a provider of forex trading services in the Japanese market place. The Company acquired 51% of the outstanding shares of FORTUNE, which operated as a white label partner of a subsidiary, GAIN Capital Group, LLC. FORTUNE meets the criteria for a business in accordance with FASB ASC 805-10-55 as follows:
Inputs: FORTUNE marketed to Japan-based customers since their incorporation in 2002 and had four employees at date of acquisition. FORTUNE is regulated under the Foreign Exchange and Foreign Trade Law (“FFTL”).
Processes: FORTUNE has processes in place to market to customers directly in Japan, and also established banking relationships in the region.
Output: FORTUNE earns commissions for customer trading volumes. The acquisition allows GAIN Capital Holdings, Inc. to direct marketing dollars to Japan more effectively to expand our client base in the country, and also allows us to expand our product offerings, such as selling CFDs.
Post-acquisition: FORTUNE retained its employees and office space and continued with its operations and sales processes. The Company leveraged its technical expertise toward the development of a new Japan website and also expects to leverage its marketing expertise to increase sales in the region.

Securities and Exchange Commission
October 29, 2009

     GAIN Capital Securities, Inc. (formerly known as State Discount Brokers, Inc.) is a privately held brokerage firm in business since 1985. GAIN Capital Securities, Inc. meets the criteria for a business in accordance with FASB ASC 805-10-55:
Inputs: GAIN Capital Securities, Inc. operated a sales office in Cleveland, Ohio with four employees. GAIN Capital Securities, Inc. is a broker-dealer registered with the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (“FINRA”), the Municipal Securities Rulemaking Board (“MSRB”) and the Securities Investor Protection Corporation (“SIPC”).
Processes: GAIN Capital Securities, Inc. has a relationship with a clearing company so it does not carry customer accounts or securities, but rather operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm.
Output: GAIN Capital Securities, Inc. earns commissions from the clearing firm, as well as interest and dividends for funds on deposit with the firm. The acquisition allows GAIN Capital Holdings, Inc. to expand their product offerings outside of their core forex offering.
Post-acquisition: GAIN Capital Securities, Inc. continued with their operations and sales processes, retained its employees and office space in Ohio and modified its website from the former State Discount Brokers website to a new GAIN Capital Securities website, and strategically the Company expects that the Company can extend securities offerings to its existing forex customer base to increase revenues.
     GAIN Capital Forex.com UK Limited was initially a joint venture with Rosenthal Collins Group (“RCG”), and the Company acquired the remaining shares from RCG on December 31, 2008. GAIN Capital Forex.com UK Limited meets the criteria for a business in accordance with FASB ASC 805-10-55 as follows:
Inputs: Gain Capital Forex.com UK Limited operated an office in the UK and was registered with the UK Financial Services Authority (“FSA”).
Processes: GAIN Capital Forex.com UK Limited had customer relationships, a banking structure and infrastructure support. They had established treasury functions to manage liquidity, interest and foreign currency risks.
Output: Gain Capital Forex.com UK Limited earned commissions revenue and interest revenue in the year of the acquisition (2008) and the year prior (2007).
Post-acquisition: GAIN Capital Forex.Com UK Limited retained its employees, operating rights and assumed a larger office space. Gain Capital Forex.com UK Limited

Securities and Exchange Commission
October 29, 2009

filed for a Variance of Permission with the FSA so it could hold and control client money, which became effective post acquisition on April 20, 2009. This allowed the Company to expand the scope of the Gain Capital Forex.com UK Limited operations.
     The purchase price of each entity was allocated over the fair value of the acquired assets. Cash was the consideration paid for all acquisitions, except for GCAM, LLC, in which GAIN Capital Holdings, Inc. restricted stock units were exchanged for shares in GCAM, LLC. The fair market value of the Company shares were used as the consideration price, as calculated by an internal share valuation model. The purchase price, individually and in the aggregate, did not meet the conditions of a material business combination.
     The share price was calculated based upon a internally developed model that factored in a trailing 12 months of Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), with a multiple applied to the EBITDA to arrive at an enterprise valuation. The share price, as calculated at December 31, 2006, was used to value the 13,980 restricted stock units paid for the January 1, 2007 acquisition of GCAM, LLC.
     The allocation of the purchase price for each acquisition is noted below:
GCAM, LLC

Cash	$190,924
Other Assets	36,899
Miscellaneous Receivables	59,628
Accrued Expenses & Professional Fees	(25,476)
Settlement of Debt	(489,427)
Goodwill	1,078,240

Total Purchase Price	$850,788
Fortune Capital

Cash & Cash Equivalents	$1,163,448
Receivable from Brokers	447,901
PP&E	4,877
Prepaid Assets	145,853
Other Assets	201,726
Accounts Payable & Accrued Expenses	(24,517)
Payable to Customers	(858,106)

FMV Assets Liabilities	1,081,182

FMV Value @ 51%	551,403
Goodwill	1,277,568

Total Purchase Price	$1,828,971

Securities and Exchange Commission
October 29, 2009

GAIN Capital Securities, Inc.

Cash	$76,898
Due from clearing broker	23,935
Prepaid expenses	5,712
PP&E	52,489
Other assets	5,167
Accounts Payable & Accrued Expenses	(46,977)
Goodwill	532,776

Total Purchase Price	$650,000
GAIN Capital Forex.com UK, Limited

Cash	$216,996
Prepaid expenses	13,185
PP&E	9,546
Accounts Payable & Accrued Expenses	(123,305)
Goodwill	203,028

319,450
Return of capital to Rosenthal Collins	(169,450)

Total Purchase Price	$150,000
9. Convertible, Redeemable Preferred Stock, page F-21
59.	Please revise your disclose to include a roll forward of your convertible redeemable preferred stock for all years presented.
     Response: The Company has revised its disclosure in Footnote 9 of the Notes to Consolidated Financial Statements in Amendment No. 1 on page F-23 to include a roll forward of the Company’s convertible redeemable preferred stock and in Footnote 9 of the Notes to the Condensed Consolidated Financial Statements on page F-48.

Securities and Exchange Commission
October 29, 2009

Preferred Stock Embedded Derivative, page F-24
60.	It appears from your disclosure on page 46 that holders of your preferred stock are not able to redeem the stock until on or after March 31, 2011. As it does not appear that preferred stockholders are currently able to exercise the redemption provisions, please explain to us how you determined that the conversion feature constituted an embedded derivative that is required to be bifurcated from the host instrument.
     Response: The Company has determined that the conversion feature constituted an embedded derivative that is required to be bifurcated from the host contract because it meets all of the requirements of ASC 815-15-25-1 as described below:
     25-1(a) The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.
     The Company has determined that the preferred stock host contract (other than the conversion feature) is more akin to a debt instrument due to the redemption feature. As a result, this requirement is met as the economic characteristics and risks of an equity conversion feature are not clearly and closely related to a debt host contract.
     25-1(b) The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.
     The Company has determined that the preferred stock hybrid instrument is not within the scope of ASC 480-10 as it does not meet the definition of a mandatorily redeemable financial instrument. As a result, this requirement is met because the preferred stock hybrid instrument is not required to be remeasured at fair value with changes in fair value reported in earnings as they occur under otherwise applicable GAAP.
     25-1(c) A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)
     The Company has determined that a separate instrument with the same terms as the conversion feature would be a derivative instrument as described below:
     15-83 A derivative instrument is a financial instrument or other contract with all of the following characteristics:

Securities and Exchange Commission
October 29, 2009

a.	Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:
1. One or more underlyings.

2. One or more notional amounts or payment provisions or both.
     The Company has determined that a separate instrument with the same terms as the conversion feature has this characteristic of a derivative instrument as it has both an underlying, the fair value of our common stock, and a notional amount, the number of shares of our common stock issuable upon conversion.
b. Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.
     The Company has determined that the initial net investment of the conversion feature is the fair value of the conversion feature itself (and not the initial net investment for the entire preferred stock hybrid instrument). As a result, a separate instrument with the same terms as the conversion feature has this characteristic of a derivative instrument as the fair value of the conversion feature is smaller, by more than a nominal amount, than the amount that would be required to acquire the number of shares of our common stock issuable upon conversion.
c.	Net settlement. The contract can be settled net by any of the following means:
1. Its terms implicitly or explicitly require or permit net settlement.

2. It can readily be settled net by a means outside the contract.

3. It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.
     In determining whether the conversion feature may be explicitly net settled, the Company believes all of the terms of the preferred stock should be considered. As the redemption feature allows the holder, in certain circumstances beyond our control (including the passage of time), to receive cash equal to the fair value of the shares of our common stock issuable upon conversion of our preferred stock, the Company has determined that the redemption feature provides for the net cash settlement of the conversion feature. As a result, a separate instrument with the same terms as the conversion feature has this characteristic of a derivative instrument because its terms, through the redemption feature, explicitly permit net settlement. The Company does not believe the fact that the conversion feature is not currently net settleable should result in a conclusion that the condition in ASC 815-10-15-83(c) has not been met because the conversion

Securities and Exchange Commission
October 29, 2009

option will become net settleable based on the mere passage of time, which is not a substantive contingency.
     15-74 Notwithstanding the conditions of paragraphs 815-10-15-13 through 15-139, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic:
a.	Contracts issued or held by that reporting entity that are both:
1. Indexed to its own stock

2. Classified in stockholders’ equity in its statement of financial position.
     The Company has determined that the conversion feature would not be classified in stockholders’ equity in our consolidated statements of financial condition because it allows for net cash settlement, through the redemption feature, in certain circumstances beyond our control (including the passage of time). As a result, a separate instrument with the same terms as the conversion feature would not qualify for this scope exception.
18. Segment Information, page F-35
61.	Explain to us why you have not included information about geographic areas in accordance with SFAS ASC 280-10-50-41.
     Response: SFAS ASC 280-10-50-41 states that a public entity shall report geographic information unless it is impracticable to do so. The Company hedges a portion of customer trades on an aggregate basis, so there is no correlation between trading volume from a geographic region to trading revenues from a geographic region. Additionally, the Company’s hedging processes does not lend itself to a systematic attribution of revenue by region and such calculations when they must be undertaken for purposes of an estimation of revenue from a geographic region result in an undue burden and cost to our organization.
     SFAS ASC 280-10-50-41 states that if providing the geographic information is impracticable, that fact shall be disclosed. To clarify its disclosure, the Company has revised its disclosure in Footnote 18 of the Notes to Consolidated Financial Statements in Amendment No. 1 on page F-35.

Securities and Exchange Commission
October 29, 2009

19. Closure of Shanghai Company, page F-35
62.	Explain to us whether the operations of your Shanghai Company qualify for discontinued operations treatment in accordance with SFAS ASC 360-10-5 Impairment or Disposal of Long-Lived Assets.
     Response: SFAS ASC 360-10-5 Subtopic 205-20 requires entities to report discontinued operations separately from continuing operations, and applies to a ‘component of an entity’ that has either been disposed of or is classified as held for sale. A component is defined as an entity that comprises operations and cash flows and can be clearly distinguished for financial reporting purposes. A component may be a reportable segment or an operating segment.
     The Company’s Shanghai subsidiary is not a segment or a major line of business with separate cash flows and therefore does not qualify as a component to be reported as discontinued operations. The Company analyzes financial results as one segment, and as such the Shanghai subsidiary’s financial performance is not reviewed as a separate line of business or segment.
     Jia Shen Forex Software Development Technology, LLC (“the Shanghai Company”) did not have a separate source of income and provided functional department support. The Shanghai Company did not have a chief operating decision maker as the employees supported specific functions of the U.S. Company subsidiary, GAIN Capital Group, LLC. The Shanghai Company did not have a specific customer base as the support was functional in nature and the Shanghai Company did not contract with customers.
Part II. Information Not Required in Prospectus
Item 16. Exhibits and financial statement schedules, page II-3
63.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.
     Response: The Company will endeavor to submit all exhibits to the Staff as promptly as possible. The Company will supplementally provide the Staff with a draft copy of the applicable legal opinions.
* * *

Securities and Exchange Commission
October 29, 2009

     The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (908) 212-3980.
Sincerely,
/s/ Henry C. Lyons
Henry C. Lyons
Chief Financial Officer

cc:	Andrew P. Gilbert, Esq., Morgan, Lewis & Bockius LLP Fax: (609) 919-6701